Exhibit 1

CRAWFORD UNITED CORPORATION
CONSOLIDATED STATEMENT OF COMPUTATION OF EARNINGS
PER COMMON SHARE AND SHARE EQUIVALENTS

	December 31,	December 31,
Years Ended,	2024	2023

NET INCOME
Net income applicable to common shares for basic earnings per share	$13,597,967	$13,294,793
Net Income applicable to common shares for diluted earnings per share	$13,597,967	$13,294,793
SHARES OUTSTANDING
Weighted average shares for basic earnings per share	3,538,461	3,507,883
Unvested Restricted Stock Awards	14,547	18,953
Total shares for diluted earnings per share	3,553,008	3,526,836
Basic Earnings Per Common Share	$3.84	$3.79
Diluted Earnings Per Common Share	$3.83	$3.77

* Net effect of stock options was antidilutive for the period.